Exhibit 99.1

November 2, 2026

Continental Stock Transfer & Trust Company

1 State Street, 30th Floor

New York, New York 10004

Re:	Bradbury Capital Inc. “Company”) Adjustments to Public Warrants (CUSIP No. G87646 116)

Continental Stock Transfer & Trust Company (“CST”):

Reference is made to that certain Warrant Agreement dated as of January 14, 2022, by and between CST and Technology & Telecommunication Acquisition Corporation, as assumed by the Company pursuant to that certain Warrant Termination, Assignment, Assumption and Amendment Agreement dated as of October 6, 2026 (collectively, the “Warrant Agreement”). Any capitalized term used but not defined herein shall have the meaning ascribed such term in the Warrant Agreement.

Pursuant to and in satisfaction of the Company’s obligations under Section 4.6 of the Warrant Agreement, the Company hereby notifies CST that:

●	in connection with the consummation of the Business Combination on October 6, 2026, the Company completed a PIPE investment pursuant to which it issued shares of its Ordinary Shares, par value $0.0001 per share (“Ordinary Shares”) at a price of $8.00 per share of Ordinary Shares (such price, the “Newly Issued Price”);

●	the aggregate gross proceeds from such issuances represented more than 60% of the total equity proceeds, and interest thereon, available for the funding of the Business Combination on the date of the consummation thereof (net of redemptions); and

●	the volume-weighted average trading price of the Common Stock during the 20-trading day period starting on the trading day prior to the day on which the Company consummated the Business Combination was $5.09 per share (such price, the “Market Value”), which is less than the Newly Issued Price.

As a result, pursuant to Section 4.6 of the Warrant Agreement, for the Public Warrants: (i) the Warrant Price has been adjusted to $9.20 (representing 115% of the Newly Issued Price); and (ii) the Redemption Price has been adjusted to $14.40 (representing 180% of the Newly Issued Price), each effective immediately after the close of trading on October 30, 2026.

Except as otherwise described herein, all terms and provisions of the Warrant Agreement remain in full force and effect in accordance with their terms.

CST is hereby authorized and instructed to issue notice on behalf of the Company, in customary form, to each Registered Holder as required by the Warrant Agreement.

Regards,

BRADBURY CAPITAL INC.

/s/ Loo See Yuen
Loo See Yuen, Chief Executive Officer